Exhibit 2

FOR IMMEDIATE RELEASE	8 AUGUST 2013

WPP PLC (“WPP”)

Kantar acquires minority stake in SecondSync, an early-stage social TV business, further strengthening WPP’s digital and data investment management businesses

WPP announces that Kantar, its wholly-owned data investment management business, has acquired a minority stake in SecondSync Limited (“SecondSync”). SecondSync is an early-stage social TV business focusing on analysis of social media conversations around TV broadcasts to provide audience insights that can be used for media planning and audience research and commissioning.

Headquartered in Bristol, UK, SecondSync was launched in 2012 by its co-founders, Andrew Littledale, Ted Littledale, Lee Carre and Dan Fairs. SecondSync is in the process of growing its technology team, enhancing its suite of advertising tools for the SecondSync platform and expanding geographically. Clients include Channel 4, ITV, BBC, Shine and MediaCom.

SecondSync further strengthens WPP’s digital and data investment management businesses. WPP’s digital revenues were well over US$5 billion in 2012 and represented 33% of total Group revenues of US$16.5 billion. The Group is targeting 35-40% of revenues for digital in the next five years.

WPP’s data investment management business, with revenues of US$4.5 billion (including associates), is centered around Kantar, the second largest data investment management network in the world after Nielsen. By connecting the diverse talents of its 13 specialist companies, the group aims to become the pre-eminent provider of compelling and inspirational consumer insights for the global business community. Its 28,500 employees work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insight at every point of the consumer cycle.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204